Exhibit 99.1

ArcelorMittal engages dss+ to conduct group-wide safety audit

22 December 2023, 08:00 CET

ArcelorMittal (‘the Company’) today announces that it has engaged dss+, a leading provider of sustainable operations management consulting services, to conduct a company-wide audit of its safety practices.

Alongside the publication of its third quarter financial results on 9 November 2023, the Company said it would commission a comprehensive independent third-party safety audit of its operations to identify gaps and strengthen its safety actions, processes and culture to help prevent serious accidents.

Few firms have the capabilities to carry out work of this complexity and scale, and the appointment was made following a competitive tender process, on the basis of dss+’s deep domain expertise and its ability to operate across the full breadth of ArcelorMittal’s international footprint, which comprises over 350 sites.

Work will start immediately and will comprise, inter alia:

-Comprehensive Fatality Prevention Standards audits for the three main occupational risks leading to Serious Injuries and Fatalities.
-Expert input into the Company’s planned CTO-led process risk management safety audits of its highest priority countries and assets.
-In depth assessments of all health and safety systems, processes, structures and capabilities; governance and assurance processes; and systems and data management.

The audit is expected to take up to nine months with the main recommendations to be published in September 2024.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“We look forward to working closely with dss+ over the coming months and to learn from the recommendations of the audit. This audit is of the highest importance, and we are committed to ensuring that its findings contribute to making ArcelorMittal a better, safer company. While it is underway, we continue to build on and accelerate our existing safety improvement activities.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

About dss+
dss+ is a leading provider of sustainable operations management consulting services with a purpose of saving lives and creating a sustainable future. dss+ enables companies to build organisational and human capabilities, manage risk, improve operations, achieve sustainability goals and operate more responsibly.
For more information about dss+, please visit: https://www.consultdss.com

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com